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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            -----------------------
                                  SCHEDULE TO

                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(D)(1) or 13(E)(1) of
                      the Securities Exchange Act of 1934
                                  CDNOW, INC.

                         (Name of Subject Company) BINC
                               ACQUISITION CORP.
                          a wholly owned subsidiary of
                                BERTELSMANN, INC.
                                   (Offerors)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                            -----------------------

                                     125086
                     (Cusip Number of Class of Securities)

                             Peter Sartorius, Esq.
                               1701 Market Street
                          Philadelphia, PA 19103-2921
                           Telephone: (215) 963-5466
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                            Christopher Mayer, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

                           CALCULATION OF FILING FEE

     Transaction valuation                             Amount of filing fee
     ---------------------                             --------------------
             N/A                                                N/A

     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       N/A           Filing Party:     N/A
                          --------------                   -------------

Form or Registration No.:     N/A           Date Filed:       N/A
                          --------------                   -------------

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     |_| third-party tender offer subject to Rule 14d-1.
     |_|  issuer tender offer subject to Rule 13e-4.
     |_|  going-private transaction subject to Rule 13e-3.
     |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|
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


                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             BERTELSMANN, INC.


Dated July 20, 2000                          /s/ Robert Sorrentino
      -------------                          ----------------------------------
                                             Robert Sorrentino


                                             BINC ACQUISITION CORP.


                                             /s/ Robert Sorrentino
                                             ----------------------------------
                                             Robert Sorrentino

         BERTELSMANN TO ACQUIRE LEADING ONLINE MUSIC DESTINATION CDNOW

                     Strengthens Bertelsmann's Position as
                Global e-Content, Community and Commerce Leader

                Marks Bertelsmann e-Commerce Group's Entry Into
                          Global Online Music Efforts

Gutersloh, Germany and Fort Washington, PA - (July 20, 2000) - Bertelsmann AG, the world's most international media company, and CDNOW, Inc. (Nasdaq:CDNW), the leading online music destination, today announced a definitive merger agreement under which Bertelsmann will acquire CDNOW in an all-cash tender offer for $3.00 per share, or approximately $117 million.

CDNOW will become a wholly-owned subsidiary of Bertelsmann e-Commerce Group
(BeCG), which was established earlier this year, to drive Bertelsmann's global e-content, community and commerce business. The group's objective is to build the leading global community and commerce network across all technologies and platforms while providing an unmatched consumer experience around all forms of media and entertainment.

CDNOW will continue to operate under the CDNOW brand once the transaction closes. It will also become Bertelsmann's primary engine for all music commerce across online, mobile and broadband platforms and evolving technologies such as digital downloading and streaming. CDNOW will be integrated as the music distribution platform into all Bertelsmann assets. In addition, CDNOW will work with GetMusic, an online music joint venture between Bertelsmann's BMG Entertainment and Universal Music Group, to feature GetMusic's content.

Klaus Eierhoff, the Bertelsmann Board member responsible for multimedia businesses, said: "With this transaction, we are taking another step in our strategy of establishing Bertelsmann as the world's leading e-content, community and commerce company. We're happy to bring CDNOW, one of the great online music brands, into the Bertelsmann family. With its strength in traditional e-commerce and music content as well as leading technologies such as digital downloading and custom compilations, CDNOW is a pioneer in its field and an excellent fit with our online and offline music assets."

Andreas Schmidt, President and CEO of Bertelsmann e-Commerce Group, said: "We believe strongly that e-content, community and commerce will continue to grow rapidly as an integral part of everyday life, benefiting consumers around the world through enhanced convenience, wider selection, and competitive pricing, as demonstrated through our recent strategic alliances with AOL and Terra Lycos. This is particularly true with media and related entertainment products--areas that are not only part of Bertelsmann's core business, but that are leading the digital content, community and commerce revolution throughout the world. As part of the Bertelsmann family of digital businesses, we are confident that CDNOW will be an important part of this revolution."

                                     -more-

Jason Olim, CDNOW President, CEO and co-founder, said, "Our agreement with Bertelsmann represents a successful conclusion to our extensive search for a merger partner. We believe our combination with Bertelsmann is the best outcome for our shareholders, employees and customers. CDNOW has grown from a small startup to a leading online music brand. This transaction allows CDNOW to fulfill its vision of providing music fans with the ultimate music experience by being part of the Bertelsmann family. CDNOW will continue to provide music fans with a digital connection to the world of music through music products, information, entertainment and community."

CDNOW is one of the most well-known and regularly visited music destinations with 4 million customers and an average daily audience of over 700,000 people. CDNOW offers its users access to over 500,000 music and entertainment related products and 650,000 high-quality stereo sound samples, as well as daily news, features, guides to music genres, and exclusive interviews and reviews from the company's award-winning editorial staff.

With 25 million unique visitors per month, Bertelsmann is the global Internet leader among all media companies. The CDNOW acquisition follows a series of alliances and other initiatives that Bertelsmann has undertaken to expand its e-content, community and commerce capabilities. Earlier this year, Bertelsmann announced a strategic global alliance with America Online to expand the distribution of Bertelsmann's leading media content and e-commerce properties over AOL's interactive brands worldwide. On May 17, Bertelsmann announced a broad five-year strategic partnership with the newly formed Terra Lycos (formed from the merger of Terra Networks SA and Lycos, Inc.), under which Bertelsmann is guaranteed a preferred premier partner position for the distribution of its diversified media content and e-commerce offerings. With these strategic alliances, Bertelsmann's e-Commerce Group now has direct access to some 240 million customers.

Transaction Structure and Terms

Under the agreement, Bertelsmann will commence a tender offer for all CDNOW common stock for $3.00 per share in cash. Following the completion of the tender offer, Bertelsmann intends to consummate a second-step merger in which all remaining CDNOW shareholders will receive the same cash price paid in the tender offer. The transaction is expected to close during the fall of 2000.

The board of directors of CDNOW has unanimously approved the merger agreement and intends to recommend to the CDNOW shareholders that they tender their shares into the proposed offer from Bertelsmann. Jason Olim and Matthew Olim, co-founders of CDNOW, have agreed to tender their approximately 5.8 million shares (approximately 17% of the shares outstanding) into the offer.

In addition, Bertelsmann will advance to CDNOW financing of approximately $42 million to pay off existing loans and to fund CDNOW's ongoing operations until the close of the transaction.

CDNOW will continue to be headquartered in Fort Washington. The management team is expected to remain with the company. Jason Olim will report to Mr. Schmidt.

                                    -more-

The tender offer is subject to customary closing conditions, including the tender of a majority of CDNOW's outstanding common stock on a fully diluted basis and obtaining necessary regulatory approvals.

Lazard acted as financial advisor to Bertelsmann. Davis Polk & Wardwell acted as legal counsel to Bertelsmann. Allen & Company Incorporated acted as CDNOW's principal financial advisor and provided a fairness opinion. Deutsche Bank Alex.Brown also acted as a financial advisor to CDNOW. Morgan, Lewis & Bockius LLP acted as legal counsel to CDNOW.

CDNOW, Inc., is the leading online music destination that offers the most comprehensive, personalized connection to the world of music. CDNOW's offerings consist of more than 500,000 music and entertainment-related items, including CDs, music downloads, cassettes, vinyl albums and Custom CDs, as well as music samples and intelligent album recommendations. CDNOW Media, the Company's interactive division, develops CDNOW's interactive content, including allstar(TM) News, artist interviews and reviews, and the Company's webcasting and entertainment initiatives. CDNOW's Video Shop includes an immense selection of movies in VHS, DVD and Laserdisc. Visitors can search the Video Shop by Advance Orders, New Releases, Best Sellers and more. CDNOW movie reviews, as well as actor/actress information, film ratings, reviews, and run times are available from AEC's All-Movie Guide(R).


Bertelsmann AG is one of the world's leading media, e-commerce and interactive content companies, with over 75,000 employees in more than 54 countries. Bertelsmann's business units include publishing firms, music and film companies, multimedia services, online commerce companies, daily newspapers, consumer magazines, radio and television stations, book clubs, trade journals, and other service companies that provide information, education and entertainment to a worldwide audience. To advance its global e-commerce objectives, Bertelsmann has established worldwide strategic alliances with AOL and the newly formed Terra Lycos to distribute Bertelsmann's books, music, television, film and other media content.


This announcement is not an offer to purchase shares of CDNOW. At the time the offer is commenced, Bertelsmann will file a tender offer statement and CDNOW will file a solicitation/recommendation statement with U.S. Securities and Exchange Commission. These documents will contain important information which should be read carefully before any decision is made with respect to the offer. The offer to purchase and other offer documents included in the tender offer statement, as well as the solicitation/recommendation statement, will be made available to all shareholders of CDNOW at no expense to them. These and any other documents filed with the Commission will also be available for free at the Commission's website at www.sec.gov.

                                     # # #

Note to Editors: Today's news release, along with other news about Bertelsmann and CDNOW, is available on the Internet at http://www.bertelsmann.com and http://www.cdnow.com/investors.

                                     # # #


Contacts for BeCG:                                   Contacts for CDNOW:

Media:                                               Media:
Name: Andy Brimmer / Joele Frank                     Name: Marlo Zoda
Joele Frank, Wilkinson Brimmer Katcher               Phone: (215) 619-9432
Phone: (212) 355-4449                                mzoda@cdnow.com

                                                     Investors:
                                                     Name: Deborah Vondran
                                                     Phone: (215) 619-9366
                                                     dvondran@cdnow.com